UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2021

PINE TECHNOLOGY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40179	86-1328728
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

260 Lena Drive Aurora, Ohio	44202
(Address of principal executive offices)	(Zip Code)

212-402-8216

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant	PTOCU	The Nasdaq Stock Market LLC

Shares of Class A common stock	PTOC	The Nasdaq Stock Market LLC

Warrants included as part of the units	PTOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On December 7, 2021, Pine Technology Acquisition Corp., a Delaware corporation (the “Company”), entered into an agreement and plan of merger (the “Merger Agreement”) by and among the Company, Pine Technology Merger Corp., a Delaware corporation (“Merger Sub”), and The Tomorrow Companies Inc., a Delaware corporation (“Tomorrow.io” and together with the Company and Merger Sub, the “Parties”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Tomorrow.io, with Tomorrow.io surviving as a wholly owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), it is anticipated that the Company will change its name to “The Tomorrow Companies Inc.” and is referred to herein as the “Combined Entity” as of the time following such change of name. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Consideration and Structure

Under the Merger Agreement, the Company has agreed to acquire all of the outstanding equity interests of Tomorrow.io in exchange for 70,000,000 shares of the Company’s Class A common stock (the “Class A Common Stock”), that will be issued (or reserved for issuance upon the exercise of options) at the effective time of the Merger (the “Effective Time”).

Pursuant to the Merger Agreement, at or prior to the Effective Time, each option exercisable for Tomorrow.io’s common stock that is outstanding immediately prior to the Effective Time shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such options, subject to adjustments to the exercise price and number of shares of Class A Common Stock issuable upon exercise. In addition, the Merger Agreement contemplates that within the 30-day period following the Closing Date, the Combined Entity will make a grant of 3,000,000 restricted stock units to certain key employees of Tomorrow.io and its subsidiaries, with each restricted stock unit providing the holder thereof the opportunity to be issued one share of Class A Common Stock, as further described in the Merger Agreement.

Representations, Warranties and Covenants

The Parties have agreed to customary representations and warranties for transactions of this type. In addition, the Parties agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Tomorrow.io, the Company and their respective subsidiaries during the period between execution of the Merger Agreement and the Closing. Subject to limited exceptions, the representations and warranties of the Parties and the covenants made under the Merger Agreement will not survive the Closing.

Conditions to Closing

Under the Merger Agreement, the obligations of the Parties to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions applicable to the respective Parties, including, without limitation: (i) receipt of the requisite vote of the Company’s stockholders and Tomorrow.io’s stockholders; (ii) the receipt of consents or approvals from certain governmental, regulatory or administrative authorities; (iii) the aggregate cash proceeds from the Company’s trust account, together with the proceeds from the subscriptions, equaling no less than $150,000,000 (after deducting any amounts paid to Company stockholders that exercise their redemption rights in connection with the Merger and net of the Company and Tomorrow.io’s transaction expenses), (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement; (v) stockholders of the Company have not redeemed the Class A Common Stock in an amount that would cause the Company to have net tangible assets of less than $5,000,001 upon consummation of the Merger; and (vi) the Company’s initial listing application with the Nasdaq Stock Market LLC (“Nasdaq”) in connection with the Merger has been conditionally approved and, immediately following the effective time of the Merger, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq, and the Company has not received any notice of non-compliance therewith, and the Class A Common Stock has been approved for listing on Nasdaq.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation, by the Company or Tomorrow.io, if (i) (A) the Closing has not occurred by June 30, 2022 and (B) the Party (the Company or Merger Sub, on one hand, or Tomorrow.io, on the other hand) seeking to terminate the Merger Agreement is not in material breach of the Merger Agreement; (ii) an applicable governmental, regulatory or administrative authority has issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iii) any applicable law is in effect making the consummation of the Merger illegal; or (iv) the Company or Tomorrow.io, as applicable, has breached any of its respective representations, warranties, agreements or its respective covenants contained in the Merger Agreement, such failure or breach would render certain conditions precedents to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and incorporated by reference herein, and the foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Merger Agreement. The Merger Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Parties to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the Parties that differ from those applicable to investors, security holders and reports and documents filed with the United States Securities and Exchange Commission (the “SEC”). Investors and security holders are not third-party beneficiaries under Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Other Agreements

The Merger Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Company Support Agreement

In connection with the execution of the Merger Agreement, Pine Technology Sponsor LLC (“Sponsor”), entered into a support agreement with the Company and Tomorrow.io (the “Company Support Agreement”). Under the Company Support Agreement, Sponsor has agreed to vote, at any meeting of the stockholders of the Company, all of its shares of Company common stock (i) in favor of the Merger Agreement, certain proposals requiring approval by the stockholders of the Company in connection with the Merger and the transactions contemplated by the Merger Agreement and Company Support Agreement, and (ii) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Merger Agreement and the approval of each of the proposals set forth in the proxy statement/prospectus. Sponsor also agreed, pursuant to the Company Support Agreement, to waive the anti-dilution provision set forth in the Company’s current charter such that its shares of Class B common stock of the Company (“Class B Common Stock”) will convert into shares of Class A Common Stock at a one-to-one ratio in connection with the Merger.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement, a form of which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Tomorrow.io Support Agreements

In connection with the execution of the Merger Agreement, certain Tomorrow.io stockholders (the “Tomorrow.io Supporting Stockholders”) entered into support agreements with the Company (the “Tomorrow.io Support Agreements”). Under the Tomorrow.io Support Agreements, each Tomorrow.io Supporting Stockholder agreed, to execute and deliver a written consent with respect to the outstanding shares of Tomorrow.io’s stock held by such Tomorrow.io Supporting Stockholder (the “Subject Tomorrow.io Shares”) approving the Merger Agreement and the transactions contemplated thereby, which consent shall be effective as of the first business day following the SEC declaring the proxy statement/prospectus effective. In addition to the foregoing, each Tomorrow.io Supporting Stockholder agreed that at any meeting of the holders of Tomorrow.io capital stock, each such Tomorrow.io Supporting Stockholder will appear at the meeting, in person or by proxy, and cause its Subject Tomorrow.io Shares to be voted (i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (ii) against any alternative transaction; and (iii) against any action or agreement that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. In addition, the Tomorrow.io Support Agreements prohibit the Tomorrow.io Supporting Stockholders from, among other things, (i) entering into any voting agreement or voting trust with respect to the Subject Tomorrow.io Shares that is inconsistent with their obligations under the Tomorrow.io Support Agreements, (ii) granting a proxy or power of attorney with respect to any of the Subject Tomorrow.io Shares that is inconsistent with their obligations under the Tomorrow.io Support Agreements, (iii) entering into any agreement that is otherwise inconsistent with, or would interfere with, or prohibit or prevent them from satisfying, their obligations under the Tomorrow.io Support Agreements, (iv) transferring any of the Subject Tomorrow.io Shares; and (v) entering into any contract or option that would require the transfer of the Subject Tomorrow.io Shares.

The foregoing description of the Tomorrow.io Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Tomorrow.io Support Agreements, a form of which is attached hereto as Exhibit 10.3 and incorporated by reference herein.

PIPE Subscription Agreements

In connection with the Merger, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with Sponsor and certain other investors (together with Sponsor, the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors have subscribed to purchase an aggregate of 7,500,000 shares of Class A Common Stock (together, the “Subscriptions”) at the purchase price of $10.00 per share to be issued at the Closing, for aggregate gross proceeds of $75,000,000. The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreements, a form of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 6, 2021, the Company issued an unsecured promissory note (the “Note”) in the principal amount of $350,000 to Sponsor. The Note bears interest at a rate of 0.33% per annum and is repayable in full, including accrued interest thereon, on the earlier of (i) March 15, 2023 and (ii) the date on which the Company consummates an initial business combination as contemplated by its current charter. The foregoing description of the Note is not complete and is qualified in its entirety by reference to the Note, which is attached hereto as Exhibit 10.6 and incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of Class A Common Stock in connection with the transactions contemplated by the Merger Agreement and the PIPE Subscription Agreements is incorporated by reference herein. The Class A Common Stock issuable pursuant to the PIPE Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On December 7, 2021, the Company and Tomorrow.io jointly issued a press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 hereto is the form of investor presentation to be used by the Company and Tomorrow.io in presentations to certain of their securityholders and other persons regarding the Merger.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

Registration Rights Agreement

In connection with the Closing, Sponsor and certain other stockholders will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Company and Tomorrow.io, pursuant to which such stockholders can each request to sell all or any portion of their registrable securities in an underwritten offering under certain circumstances and will each also have piggyback registration rights for these securities. In addition, following the consummation of the Merger, the Combined Entity is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of the Combined Entity. The registration of these securities will permit the public resale of such securities, subject to certain contractual restrictions imposed by such agreement and the Merger Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.4 and incorporated by reference herein.

Lock-Up Agreements

In connection with the Closing, certain stockholders of Tomorrow.io and Sponsor will enter into lock-up agreements with the Company (the “Lock-Up Agreements”), pursuant to which the stockholder parties thereto and Sponsor will agree to not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to Restricted Securities (as defined below) or (ii) enter into any swap or hedging or other arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities, or that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of such securities, in cash or otherwise, for a period of one year after the Closing. The restrictions contained in the Lock-Up Agreements do not apply if the closing price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of Closing. As used in the Lock-Up Agreements, the term “Restricted Securities” means (i) with respect to Sponsor or its transferees, the shares of the Class A Common Stock received by Sponsor at the Closing upon the automatic conversion of the shares of Class B Common Stock held by Sponsor or its transferees, and (ii) with respect to the stockholders of Tomorrow.io, (a) any shares of the Company’s common stock held by such stockholders immediately after the Effective Time, (b) any shares of the Company’s common stock issuable to such stockholders upon exercise or settlement of options or restricted stock units held by such stockholders immediately after the Effective Time and (c) any securities convertible into or exercisable or exchangeable from shares of the Company’s common stock held by such stockholders immediately after the Effective Time. Shares of the Company’s common stock held by stockholders of Tomorrow.io that do not enter into Lock-Up Agreements will be subject to substantially similar restrictions pursuant to the Company’s Amended Bylaws, to be effective on Closing.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, a form of which is attached hereto as Exhibit 10.5 and is incorporated by reference herein.

Important Information About the Merger and Where to Find It

A full description of the terms of the Merger will be provided in a registration statement on Form S-4 to be filed with the SEC by the Company that will include a prospectus with respect to the Combined Entity’s securities to be issued in connection with the Merger and a proxy statement with respect to the stockholder meeting of the Company to vote on the Merger. THE COMPANY URGES ITS INVESTORS, STOCKHOLDERS AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/ PROSPECTUS AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TOMORROW.IO AND THE MERGER. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Merger. Once available, stockholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to the Company. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding the Company’s directors and executive officers can also be found in the Company’s final prospectus, filed with the SEC on March 11, 2021 (the “Pine Technology Final Prospectus”). These documents are available free of charge.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995, that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the expected cash proceeds from the transaction, the ability to complete the Merger due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Merger Agreement, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the Merger, the amount of redemption requests made by the Company’s public stockholders, the estimated implied equity value of the Combined Entity, Tomorrow.io’s ability to effectively compete in its industry, Tomorrow.io’s ability to scale and grow its business, including the timing of the planned satellite launches in 2022, the cash position of the Combined Entity following Closing and the timing of the Closing of the Merger. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the Pine Technology Final Prospectus, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, in each case, under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, including the proxy statement/prospectus, with the SEC. There may be additional risks that the Company and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this Current Report. The Company and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while the Company and Tomorrow.io may elect to update these forward-looking statements at some point in the future, the Company and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Tomorrow.io’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*+	Agreement and Plan of Merger, dated as of December 7, 2021, by and among The Tomorrow Companies Inc., Pine Technology Acquisition Corp. and Pine Technology Merger Corp.
10.1+	Form of PIPE Subscription Agreement, dated as of December 7, 2021.
10.2+	Form of Pine Technology Acquisition Corp. Support Agreement, dated as of December 7, 2021.
10.3*+	Form of The Tomorrow Companies Inc. Support Agreements, dated as of December 7, 2021.
10.4	Form of Registration Rights Agreement.
10.5+	Form of Lock-Up Agreement.
10.6	Promissory Note, dated as of December 6, 2021, by and between Pine Technology Acquisition Corp. and Pine Technology Sponsor LLC.
99.1	Joint Press release, dated December 7, 2021.
99.2	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

+	Certain portions of this exhibit (indicated by “####”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pine Technology Acquisition Corp.

By:	/s/ Christopher Longo
Name:	Christopher Longo
Title:	Chief Executive Officer

Dated: December 7, 2021